December 2, 2008

By EDGAR and Overnight Delivery

Mr. Dennis C. Hult

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Mail Stop 3030

Washington, DC 20549

Dear Mr. Hult,

Monolithic Power Systems, Inc. (“MPS”) has reviewed the comments in your letter dated November 18, 2008 in relation to our Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended September 30, 2008 (collectively, the “Filings”). The following are our responses:

SEC Comment 1 – We note that you have included a “total” stock-based compensation expense on the face of your statement of operations. Please revise future filings to remove the subtotal from the face of your statements of operations. You may present the information in the notes to the financial statements or within MD&A. Refer to the guidance in SAB 107.

Response – We will remove the subtotal from the face of our financial statement in future filings with the Securities and Exchange Commission (“SEC”), starting with MPS’ Form 10-K for the year ending December 31, 2008. We will include the information in Management’s Discussion and Analysis and in the footnotes to our consolidated financial statements.

SEC Comment 2 – We note that the majority of your sales are through distribution agreements with third parties and you “generally” recognize revenue upon shipment. Please describe the primary terms of your arrangement with these distributors, including payment, price protection, return, exchange, stock rotation rights and other significant terms. Quantify the actual amount of returns for each period presented. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to distributors. Refer to SAB 104 and FAS 48 as necessary.

Response – Approximately 92% of our distributor sales are made through distribution arrangements with third parties. These arrangements do not include any special payment terms (our normal payment terms are 30-45 days), price protection or exchange rights. Returns are limited to our standard product warranty. Certain of our large distributors have contracts that include limited stock rotation rights that permit the return of a small percentage of the previous six months’ purchases in return for a compensating new order of equal or greater dollar value. During the periods specified, we have received the following stock returns as a part of these stock rotation arrangements:

Period	Sales value of stock returned as part of stock rotation
Year ended December 31, 2005	$0, Stock rotation was not offered in 2005.
Year ended December 31, 2006	$513,000
Year ended December 31, 2007	$570,000
Nine months ended September 30, 2008	$584,000

We maintain a sales reserve for stock rotation rights, which is based on historical experience of actual stock rotation returns on a per distributor basis and information related to products in the distribution channel. This reserve is recorded at the time of sale and has been materially consistent with our history of stock returns.

Under the majority of our distributor sales arrangements (greater than 98% at September 30, 2008), we consider it appropriate to recognize revenue based on agreed upon shipping terms for the following reasons (based on paragraph 6 of SFAS 48, Revenue Recognition When Right of Return Exists):

(1)	Our price is fixed and determinable at the date of sale. We do not offer special payment terms, price protection or price adjustments to distributors where we recognize revenue upon shipment

(2)	Our distributors are obligated to pay us and this obligation is not contingent on resale of our products

(3)	The distributor’s obligation is unchanged in the event of theft or physical destruction or damage to the products

(4)	Our distributors have stand-alone economic substance apart from our relationship

(5)	We do not have any obligations for future performance to directly bring about resale of our products by the distributor

(6)	The amount of future returns can be reasonably estimated. We have the ability and the information necessary to track inventory sold to and held at our distributors. We maintain a history of returns and have the ability to estimate the stock rotation returns on a quarterly basis.

As disclosed in our revenue recognition policy, if we enter into arrangements that have rights of return that are not estimable, we recognize revenue under such arrangements only after the distributor has sold our products to an end customer.

Approximately 8% of our distributor sales are made through small distributors based on purchase orders rather than formal distribution agreements. These distributors do not receive any stock rotation rights and, as such, hold very little inventory, if any. We do not have a history of accepting returns from these distributors.

SEC Comment 3 – We note that you offer indemnity provisions in agreements with manufacturers and certain direct and indirect customers that require you to reimburse these parties for damages, costs and expenses incurred by them as a result of legal actions taken against them by third parties for infringing upon their intellectual property rights as a result of using your products or technologies. It appears that your indemnification agreements should be disclosed pursuant to FIN 45. Please revise future filings to provide the disclosures required by paragraph 13 of FIN 45 or explain why you do not consider additional disclosures to be necessary.

Response – In general, our contracts with manufacturers and direct and indirect customers do not contain broad indemnity provisions. We have had indemnification agreements in the past, including one with Taiwan Sumida Electronics, related to the Company’s patent litigations with O2 Micro in California. Those agreements have either been terminated or are no longer applicable because O2 Micro has resolved or settled its lawsuits with our manufacturers and direct and indirect customers. We acknowledge the Staff’s comment and will evaluate the disclosure requirements under FIN 45 for any future contractual arrangements that have indemnification provisions.

SEC Comment 4 – We note that as of September 30, 2008 you have $36.8 million, net of temporary impairment charges of $2 million, in auction rate securities backed by government-backed student loans. We also note that you have determined the fair value using the discounted cash flow model. Tell us and revise future filings to disclose the specific change in the discount rate and discuss how and why you changed the assumptions from prior periods.

Response – The Company adopted the provisions of SFAS No. 157, Fair Value Measurements, effective January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and requires that assets and liabilities be carried at fair value. In February 2008, our auction-rate securities became illiquid. To determine the fair value of these auction rate securities, the Company used a discounted cash flow model, for which there are three valuation parameters comprised of the time-to-liquidity, the discount rate and the expected return. Over the past three quarters, these parameters changed, as follows:

	Q108	Q208	Q308
Time-to-Liquidity (decreased by 3 months every quarter)	24-months	21 months	18 months
Expected Return (Based on the 2-year treasury rate, plus a contractual penalty rate)	4.3%	4.3%	3.9%
Discount Rate (Based on the 2-year LIBOR, the cost of debt and a liquidity risk premium)	5.0%	5.0%	7.3%

The treasury rate decreased significantly in the third quarter, which in turn decreased the expected return (cash flows). LIBOR, however, increased significantly in the third quarter, which led to an increase in the discount rate. Under a discounted cash flow model, a decrease in the expected return and an increase in the discount rate reduced the valuation of the security and increased the temporary impairment charge. In the third quarter, the change in the treasury and LIBOR rates were significant and the temporary impairment charge increased from $410,000 in the second quarter to $2,000,000 in the third quarter. In future filings, starting with MPS’ 10-K for the year ending December 31, 2008, we will address the change in the valuation parameters used in the discounted cash flow analysis and disclose the change in the discount rate.

SEC Comment 5 – In this regard, please explain and expand your disclosure in future filings to discuss why the decline in the fair value of the auction rate securities has not been other-than-temporary. Refer to FSP FAS 115-1 for further guidance.

Response – We have used the guidelines of FSP FAS 115-1 to determine whether the impairment is temporary or other-than temporary. Based on the following analysis, management concluded that as of September 30, 2008, the impairment was temporary:

1.	The decline in the fair value of the security is not attributable to adverse conditions specifically related to the security or to specific conditions in an industry or in a geographic area;

2.	The decline in the fair value of the security has not existed for an extended period of time;

3.	Management possesses both the intent and the ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value;

4.	The security has not been downgraded by a rating agency;

5.	The financial condition of the issuer has not deteriorated; and

6.	All scheduled interest payments have been made pursuant to the reset terms and conditions.

We will include this disclosure in future filings with the SEC, starting with MPS’ 10-K for the year ending December 31, 2008.

In addition, MPS acknowledges that:

•	MPS is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	MPS may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you wish to discuss any of the matters described above in further detail or should there be any other comments, please feel free to contact me at 408-826-0777. Thank you for your assistance.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to me in the envelope provided.

Regards,

/s/ C. Richard Neely, Jr.
C. Richard Neely, Jr. Chief Financial Officer